SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH. D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lureen — (610) 889-2066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15046418

3/3
LW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian K. Lureen
Signature

President & CEO
Title

Kristin Acquarola
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kristin Acquarola, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 27, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Heritage Financial Systems, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, Inc.'s financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Heritage Financial Systems, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania
February 25, 2015

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash	$ 15,890	$ 24,536
Commissions receivable	22,103	16,499
Due from parent company	2,186	-
Due from registered representatives	8,304	17,448
Receivable from broker dealer	10,000	5,595
TOTAL ASSETS	$ 58,483	$ 64,078
LIABILITIES		
CURRENT LIABILITIES		
Due to parent company	$ -	$ 4,654
Commissions payable and accrued expenses	32,027	20,532
TOTAL LIABILITIES	32,027	25,186
STOCKHOLDER'S EQUITY		
COMMON STOCK – 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	338,370	338,370
ACCUMULATED DEFICIT	(336,914)	(324,478)
TOTAL STOCKHOLDER'S EQUITY	26,456	38,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,483	$ 64,078

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions and other income	$194,737	$ 266,465
OPERATING EXPENSES	(207,173)	(246,441)
NET INCOME (LOSS)	$ (12,436)	$ 20,024

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2013	$ 25,000	$ 335,870	$ (344,502)	$ 16,368
ADDITIONAL PAID-IN CAPITAL	-	2,500	-	2,500
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2013	-	-	20,024	20,024
BALANCE - DECEMBER 31, 2013	25,000	338,370	(324,478)	38,892
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2014	-	-	(12,436)	(12,436)
BALANCE - DECEMBER 31, 2014	$ 25,000	$ 338,370	$ (336,914)	$ 26,456

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (12,436)	$ 20,024
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Increase) decrease in assets		
Commissions receivable	(5,604)	3,244
Due from registered representatives	9,144	(17,448)
Receivable from broker-dealer	(4,405)	(2,595)
Increase (decrease) in liabilities		
Due to parent company	(6,840)	(4,750)
Commissions payable and accrued expenses	11,494	10,304
Net cash provided by (used in) operating activities	(8,646)	8,779
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds for additional paid in capital	-	2,500
NET CHANGE IN CASH	(8,646)	11,279
CASH - BEGINNING OF YEAR	24,536	13,257
CASH - END OF YEAR	$ 15,890	$ 24,536

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Revenue Recognition
The company recognizes revenue, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-10-599, when all of the following are met:

1. Persuasive evidence of the arrangement exists.
2. Delivery has occurred or service has been rendered.
3. The seller's price to the buyer is fixed or determinable.
4. Collection is reasonably assured.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer. There is often an approval process between three to six weeks once the application is submitted. Once approved, payment from the customer is applied.

Variable Annuities and Mutual Funds
Revenue is recorded when the paperwork is completed and payment is submitted by the customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivables from Broker-dealers
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Depreciation
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized the period during which future benefits are expected to be received

Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income
The company follows FASB ASC 220, *Comprehensive Income.* Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

Income Taxes
The company follows FASB Accounting Standards Update No. 2009-06, *Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.* FASB ASC 740 prescribes guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold. There were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year. Tax years from 2011 through 2014 remain subject to examination by major tax jurisdictions.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 25, 2015, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – DUE FROM REGISTERED REPRESENTATIVES

Due from registered representatives represents the amount that registered representatives owe the company for expenses paid on their behalf.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2014, three customers constituted approximately 40% of the total revenue. At December 31, 2014, amounts due from these customers comprised of 81% of the commissions receivable.

For the year ended December 31, 2013, one customer constituted approximately 22% of the total revenue. At December 31, 2013, there were no amounts due from this customer.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $23,638 and $45,571 for the years ended December 31, 2014 and 2013. At December 31, 2014 and 2013, the company was owed by its parent $2,186 and owed its parent $4,654 for such services.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

NOTE 6 – JOINT AND SEVERAL LIABILITIES

On December 9, 2013 both the company and the President of the company (together "the defendants") agreed to settle with the Commonwealth of Virginia alleged violations of the Virginia Securities Act. In July 2014, the settlement amount was satisfied by the President and the case was dismissed. Accordingly, no expenses were recorded by the company.

NOTE 7 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2014, the company had net capital as defined under Rule 15c3-1 of $15,966, which was $10,966 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$ 26,456
DEDUCTIONS	
Non-allowable assets	
Commissions receivable, due from registered representatives and from parent	10,490
NET CAPITAL	$ 15,966
AGGREGATE INDEBTEDNESS	$ 32,027
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (BASED ON 6.23% AGGREGATE INDEBTEDNESS)	$ 2,135
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 10,966
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	200.60%

The Form X-17a-5 reconciliation is not included as there are
no material differences from the company's computation.

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member
of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have reviewed management's statements, included in the accompanying Management's Statement Pursuant to SEC Rule 15c3-3 in which (1) Heritage Financial Systems, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Financial Systems, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2(ii) (the "exemption provisions") and (2) Heritage Financial Systems, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Financial Systems, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania
February 25, 2015

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
Management's Statement
December 31,2014

The company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 throughout the most recent fiscal year.

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com